ECtel Shareholders Approve All-Cash Merger Transaction
with cVidya Networks

Transaction Expected to Close in Early January 2010

ROSH HA'AYIN, Israel, December 11, 2009 – ECtel Ltd. (NASDAQ: ECTX) (“ECtel” or the “Company”), a leading provider of Integrated Revenue Management™ (IRM®) solutions for communications service providers, announced today that at the extraordinary general meeting of shareholders held today, the Company’s shareholders voted to approve the sale of the Company to cVidya Networks Inc. (“cVidya”), a global leader in telecom revenue management, risk management, and dealer management solutions, by way of a merger pursuant to the merger agreement dated October 22, 2009, in a cash transaction valued at $21 million (less transaction expenses of approximately $430,000).

Approximately 70% of the outstanding shares of ECtel on the record date were cast in favor of the transaction. The votes cast in favor of the transaction constituted 99.7% of the aggregate shares voted.

Upon the closing of the merger, which is expected to occur in early January 2010, each ordinary share of ECtel issued and outstanding immediately prior to the effective time of the merger will automatically be converted into the right to receive payment in cash which, excluding interest and less any applicable withholding tax, is currently expected to be approximately US$1.26. Following completion of the merger, ECtel will become a privately held company, indirectly wholly owned by cVidya.

The consummation of the merger is subject to a 30-day statutory waiting period following shareholder approval and the satisfaction of certain other conditions to closing set forth in the merger agreement.

About ECtel
ECtel (NASDAQ:ECTX) is a leading global provider of Integrated Revenue Management™ (IRM®) solutions for communications service providers. A pioneering market leader for nearly 20 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next generation operators to fully manage their revenue and cost processes. ECtel serves prominent Tier One operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices and has a presence in the Americas, Europe and Asia. For more information, visit www.ectel.com.

About  cVidya
cVidya Networks is a global leader in telecom Revenue Management, Risk Management, and Dealer Management solutions. Based on highly-advanced revenue assurance technologies, full compliance with industry standards, and market proven methodologies, cVidya`s MoneyMap platform has already helped to reduce costs and reclaim hundreds of millions of dollars in lost revenues for leading fixed, mobile and triple-play communication service providers. cVidya's customers include British Telecom, Telefónica, Vodafone, Swisscom, Telecom Italia, Cable & Wireless, and more. cVidya received the Best Revenue Assurance and Management Project Award at the World BSS Awards 2008. For more information, visit www.cvidya.com

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, the possible slow-down in expenditures by telecom operators, adverse effects of market competition and the impact of competitive pricing and offerings, the reoccurrence of sales to existing customers, the ability to recognize revenue in future periods as anticipated, the unpredictability of the telecom market, product and market acceptance risks, the ability to complete development and market introduction of new products, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and risks associated with operating businesses in the international market. These and other risks are discussed at greater length in the Company’s annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel disclaims any obligation to update these forward-looking statements and undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

ECtel Contact: Michael Neumann Senior Vice President and CFO Tel: +972-3-9002115 Email: mickeyne@ectel.com	External IR Contacts: Ehud Helft\Kenny Green GK Investor Relations for ECtel Tel: + 1 646 201 9246 Email: info@gkir.com